Exhibit 99.1

Ossen Innovation Announces Unaudited Financial Results for the Six Months Ended June 30, 2019

SHANGHAI, Aug. 27, 2019 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the six months ended June 30, 2019.

"Because of the lowest Chinese GDP growth rate in recent years during the first half of 2019, our top line decreased slightly. Nonetheless, net income increased by 18.7% as we focused on higher margin products," stated Dr. Liang Tang, Chairman of Ossen Innovation. "Looking ahead, we expect to see an increase in investment in infrastructure construction across China. The successful IPO on the Hong Kong Stock Exchange of Pujiang International Group (‘Pujiang’), a Cayman Islands company that indirectly owns 65.9% of the Company’s issued and outstanding ordinary shares, has provided an additional resource of capital for us and is expected to enable us to capture additional opportunities to win new infrastructure projects."

Six Months Ended June 30, 2019 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2019	2018	% Change
Revenues	$65.1	$70.0	-7.1%
Gross profit	$10.1	$10.0	2.0%
Gross margin	15.6%	14.3%	+1.2%
Operating income	$7.3	$6.7	8.9%
Operating margin	11.2%	9.6%	+1.6%
Net income attributable to Ossen Innovation	$5.6	$4.8	18.7%
EPS	$0.29	$0.24	20.8%

For the six months ended June 30, 2019, revenues decreased by $4.9 million, or 7.1%, to $65.1 million from $70.0 million for the same period of last year. This decrease was mainly attributable to decrease in rare earth coated products, partially offset by increase in zinc coated products and plain surface and other products. The sales of rare earth coated PC steel materials were $23.1 million and accounted for 35.6% of total sales for the six months ended June 30, 2019. Sales of plain surface and other products were $28.0 million for the six months ended June 30, 2019. There were no sales of zinc coated products in the period ended June 30, 2018 and Sales of zinc coated products were $13.9 million for the six months ended June 30, 2019.

Gross profit increased by $0.1 million, or 2.0%, to $10.1 million for the six months ended June 30, 2019 from $10.0 million for the same period of last year. Gross margin increased by 1.3 percentage points to 15.6% for the six months ended June 30, 2019 from 14.3% for the same period of last year. Gross margins for rare earth products were 13.4% for the six months ended June 30, 2019, compared to 12.6% for the same period of last year. Gross margin for plain surface and other products was 15.5% for the six months ended June 30, 2019, compared to 22.9% for the same period of last year. Gross margin for zinc coated PC wires and PC strands was 19.3% for the six months ended June 30, 2019.

Selling expenses decreased by $44,862, or 25.5%, to $130,926 for the six months ended June 30, 2019 from $175,788 for the same period of last year. The decrease was due to less freight expenses, partial offset by higher sales commission. General and administrative expenses decreased by $0.4 million, or 13.8%, to $2.7 million for the six months ended June 30, 2019 from $3.1 million for the same period of last year.

As a result, total operating expenses decreased by $0.5 million, or 14.5%, to $2.8 million for the six months ended June 30, 2019 from $3.3 million for the same period of last year.

Operating income increased by $0.6 million, or 8.9%, to $7.3 million for the six months ended June 30, 2019 from $6.7 million for the same period of last year. The increase in operating income was primarily attributable to increase in gross profit and decrease in SG&A expenses. Operating margin was 11.2% for the six months ended June 30, 2019, compared to 9.6% for the same period of last year.

Net income increased by $1.0 million, or 19.4%, to $6.2 million for the six months ended June 30, 2019 from $5.2 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $0.9 million, or 18.7%, to $5.6 million for the six months ended June 30, 2019 from $4.8 million for the same period of last year. Earnings per share, both basic and diluted, were $0.29 for the six months ended June 30, 2018, compared to $0.24 for the same period of last year. Basic and diluted earnings per ADS were $0.87 for the six months ended June 30, 2019, compared with $0.72 for the same period of 2018.

Balance Sheet and Cash Flows

As of June 30, 2019, the Company had cash and restricted cash of $12.8 million, compared to $7.5 million at December 31, 2018. Accounts receivable were $55.7 million as of June 30, 2019, compared to $60.6 million at December 31, 2018. The average days of sales of outstanding (DSO) were 161 days for the six months ended June 30, 2019, compared to 150 days for the year of 2018. The increase in average DSO was primarily due to the longer cycle of some of our customers' construction projects. The balance of prepayment to suppliers for raw materials totaled $101.1 million as of June 30, 2019, compared to $70.0 million at December 31, 2018, due to the expectation of increasing demand of raw materials in the second half of 2019. The Company had inventories of $9.6 million as of June 30, 2019, compared to $17.2 million at the end of 2018. Total working capital was $119.6 million as of June 30, 2019, compared to $113.1 million at December 31, 2018.

Net cash used in operating activities was $13.5 million for the six months ended June 30, 2019, compared to net cash used in operating activities of $2.7 million for the same period of last year. This was primarily due to the increase in the balance of prepayment to suppliers for raw materials. Net cash used in investing activities was $74,216 for the six months ended June 30, 2019, compared to $67,419 for the same period of last year. Net cash provided by financing activities was $18.8 million for the six months ended June 30, 2019, compared to net cash provided by financing activities of $7.0 million for the same period of last year. This was primarily due to the increase in proceeds from short-term bank loans.

Recent Developments

On May 28, 2019, the Company announced a loan of HK$20 million (approximately US$2.6 million) from Pujiang. This loan is a portion of the proceeds received by Pujiang from its initial public offering in Hong Kong Stock Exchange. The annual interest rate of the loan is 8% and it has a one-year term. The Company used the proceeds of approximately $1.7 million to pay off the balance due to Dr. Liang Tang, the chairman of Ossen Innovation and approximately $0.9 million for general corporate purposes.

On June 26, 2019, the Company announced that its subsidiary, Ossen (Jiujiang) Innovation Materials Co., Ltd. ("Ossen Jiujiang"), borrowed funds pursuant to two loans in the aggregate principal amount of RMB 129.5 million (approximately US$18.9 million) from the Bank of Shanghai. Pujiang has provided the guarantees and cash collateral for such loans. The loans carry an annual interest rate of 3.915%. One loan has a term of six months and the other loan a term of one year. The Company anticipates that Ossen Jiujiang will be able to roll over these loans when they become due. Ossen Jiujiang expects to use the proceeds of such loans primarily for planned capital expenditures in the expansion of zinc coated production capacity.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886

Investor Relations
GCI IR
Phone: +1-917-207-2173
Email: info@goldenir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$7,297,004	$3,444,421
Restricted cash	5,531,393	4,070,655
Accounts receivable, net of allowance for doubtful accounts of $891,877 and $939,535 at June 30, 2019 and December 31,2018, respectively	55,689,396	60,586,869
Inventories	9,578,722	17,177,926
Advance to suppliers	101,108,543	69,986,656
Other current assets	23,452	26,496
Accounts receivable - related parties	801,511	-
Total Current Assets	180,030,021	155,293,023
Property, plant and equipment, net	3,181,398	3,371,387
Land use rights, net	3,381,805	3,422,365
Deferred tax assets	153,321	159,136
TOTAL ASSETS	$186,746,545	$162,245,911

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	(Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$7,569,275	$8,722,832
Short-term bank loans	33,333,920	13,593,080
Accounts payable	3,169,501	289,954
Customer deposits	637,496	283,869
Income tax payable	953,735	1,231,411
Other payables and accrued expenses	3,880,725	3,980,565
Customer deposits - related parties	1,059,980	4,800,384
Due to shareholder	-	1,695,259
Due to related parties	2,559,998	-
Long-term bank loans – current portion	7,278,149	7,269,027
Total Current Liabilities	60,442,779	41,866,381
TOTAL LIABILITIES	60,442,779	41,866,381

Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,791,110 shares outstanding as of June 30, 2019 and December 31, 2018, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	8,410,754	7,764,813
Retained earnings	73,957,120	68,959,065
Treasury stock, at cost: 208,890 shares as both of June 30, 2019 and December 31, 2018	(192,153)	(192,153)
Accumulated other comprehensive income	(4,309,481)	(4,057,326)
TOTAL SHAREHOLDERS' EQUITY	112,037,695	106,645,854
Non-controlling interest	14,266,071	13,733,676
TOTAL EQUITY	126,303,766	120,379,530
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$186,746,545	$162,245,911

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For The Six Months Ended June 30,
	2019	2018

REVENUES	$65,078,854	$69,946,885
COST OF GOODS SOLD	54,957,652	60,022,694
GROSS PROFIT	10,121,202	9,924,191
Operating Expenses:
Selling and distribution expenses	130,926	175,788
General and administrative expenses	2,678,356	3,108,386
Total Operating Expenses	2,809,282	3,284,174
INCOME FROM OPERATIONS	7,311,920	6,640,017
Other Income (Expenses):
Financial expenses, net	(731,974)	(705,603)
Other income, net	45,226	147,625
INCOME BEFORE INCOME TAXES	6,625,172	6,082,039
INCOME TAXES	(448,781)	(910,819)
NET INCOME	6,176,391	5,171,220
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	532,394	416,745
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	5,643,997	4,754,475
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss), net of tax	(252,155)	(1,705,918)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(252,155)	(1,705,918)
COMPREHENSIVE INCOME (LOSS)	5,391,842	3,048,557
EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.29	$0.24
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	$19,791,110	$19,791,110

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(Unaudited)

	Total Ossen Innovation Co., Ltd. Shareholders' Equity
	Ordinary Shares $0.01 Par Value		Treasury Stock		Additional Paid-in	Accumulated Other Comprehensive	Statutory	Retained	Non Controlling
	Shares	Amount	Shares	Amount	Capital	Income	Reserve	Earnings	Interest	Total
Balance at December 31, 2018	20,000,000	200,000	(208,890)	(192,153)	33,971,455	(4,057,326)	7,764,813	68,959,065	13,733,676	120,379,530
Net income	-	-	-	-	-	-	-	5,643,996	532,395	6,176,391
Transfer to statutory reserve	-	-	-	-	-	-	645,941	(645,941)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(252,155)	-	-	-	(252,155)
Balance at June 30, 2019	20,000,000	$200,000	(208,890)	$(192,153)	$33,971,455	$(4,309,481)	$8,410,754	$73,957,120	$14,266,071	$126,303,766

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,176,391	$5,171,220
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	309,983	339,233
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	4,897,473	(25,124,759)
Inventories	7,599,204	(181,351)
Advance to suppliers	(31,704,863)	15,083,682
Other current assets	3,043	(40,627)
Accounts receivable - related parties	(801,511)	(2,713,815)
Deferred tax assets	5,814	(38,438)
Increase (Decrease) In:
Accounts payable	2,879,547	3,027,148
Customer deposits	353,627	(35,567)
Income tax payable	(277,676)	211,916
Other payables and accrued expenses	(99,840)	133,318
Customer deposits - related parties	(3,740,404)	1,430,728
Due to related parties	2,559,998	-
Due to shareholder	(1,695,259)	5,000
Net cash used in operating activities	(13,534,473)	(2,732,312)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(74,216)	(67,419)
Net cash used in investing activities	(74,216)	(67,419)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2019	2018
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	28,495,089	10,467,990
Repayments of short-term bank loans	(8,489,469)	(4,743,652)
Proceeds from notes payable-bank acceptance notes	1,476,429	2,833,441
Repayment of notes payable-bank acceptance notes	(2,657,573)	(1,574,134)
Net cash provided by financing activities	18,824,476	6,983,645

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	5,215,785	4,183,914
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(485,440)	(2,306,875)
Cash, cash equivalents and restricted cash at beginning of period	8,098,052	8,143,153
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$12,828,397	$10,020,192

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$1,102,556	$575,057
Interest paid	$735,675	$648,484
Non-cash transactions:
Appropriation to statutory reserve	$645,941	$486,878